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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of January 2007




                                BANCOLOMBIA S.A.
                -----------------------------------------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
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                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F      X                Form 40-F
               ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                        No     X
              -----                     -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):  82-              .)
                                       --------------
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                            (Registrant)


Date: January 05, 2007                By  /s/    JAIME ALBERTO VELASQUEZ B.
                                          ---------------------------------
                                          Name:  Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance

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(BANCOLOMBIA LETTERHEAD)

                      BANCOLOMBIA: ADDITIONAL ANNOUNCEMENT

Medellin, Colombia, January 05, 2006

Mr. Ricardo Calvete Rangel, the attorney of Mr. Jorge Londono Saldarriaga, President of Bancolombia, S.A. ("Bancolombia"), was notified today of the resolution issued by the General Attorney's Office on January 4, 2007, which authorizes the prosecution of Mr. Jorge Londono Saldarriaga and Mr. Federico Ochoa B., Executive and Services Vice President of Bancolombia.

After reviewing the resolution, in our opinion, we find major flaws that we expect to be corrected immediately by the prosecutor and Mr. Jorge Londono Saldarriaga, through his attorney, will initiate the necessary actions and proceedings to correct the significant errors that the prosecutor has made.

The decision of the prosecutor does not affect the equity of Bancolombia or its solvency, its business and operations, or its obligations with its customers and clients.

During the acquisition and merger process, Bancolombia and its officers acted with the highest degree of loyalty and transparency, and the transactions conducted with the shareholders followed the requirements established by law.

Neither Bancolombia nor its officers have made any improper use of public funds, nor have they appropriated any such funds. On the contrary, all funds entrusted to Bancolombia by our clients have been managed with the highest degree of care.

Bancolombia's acts in the acquisition and merger process have been thoroughly analyzed at various judicial and administrative levels, including the Supreme Court of Justice, the State Council ("Consejo de Estado"), the Administrative Tribunal of Cundinamarca ("Tribunal Contencioso Administrativo de Cundinamarca"), the Superior Court of Bogota, the Superior Court of Medellin and three arbitration panels, and the former Superintendencies of Banking and Securities (currently the Superintendency of Finance of Colombia). These multiple levels of review have cleared Bancolombia and its officers and directors of the same fraud charges which are now being pressed by the prosecutor against these officers of Bancolombia. Indeed, the prosecutor's actions contradict previous decisions of the first and second instances of the same prosecutor.

The officers of Bancolombia, through their attorneys will continue to work on this matter with the highest diligence and will initiate all available judicial proceedings against the unexpected decision of the prosecutor.

(CONTACTS LOGO)